July 13, 2022

VIA EDGAR

Scott Anderegg

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Smart Rx Systems Inc.
Offering Statement on Form 1-A
File No. 024-11384

Dear Mr. Scott Anderegg:

This letter is submitted on behalf of Smart Rx Systems Inc., a Florida corporation (the “Issuer”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter (the “Comment Letter”) dated April 20, 2022 with respect to the Issuer’s Offering Statement on Form 1-A filed with the Commission on December 15, 2020, as amended by Amendment No. 1 to the Offering Statement filed with the Commission on December 20, 2021 (the “First Amendment”), Amendment No. 2 to the Offering Statement, filed with the Commission on February 16, 2022 (the “Second Amendment”), Amendment No. 3 to the Offering Statement, filed with the Commission on March 23, 2022 (the “Third Amendment”), Amendment No. 4 to the Offering Statement filed with the Commission on May 9, 2022 (the “Fourth Amendment”) and Amendment No. 5 to the Offering Statement, filed with the Commission on June 21, 2022 (the “Fifth Amendment” and collectively, the “Offering Statement”). This letter is being submitted contemporaneously with Amendment No. 6 to the Offering Statement on Form 1-A (the “Sixth Amendment”), containing changes made in response to the Staff’s comments to the Fifth Amendment. Certain capitalized terms set forth in this letter are used as defined in the Sixth Amendment.

For ease of reference, each Staff comment contained in the Comment Letter is reprinted below in bold, numbered to correspond with the bullet paragraph in the Comment Letter, and is followed by the corresponding response of the Issuer.

1.	Please have your independent accountant revise its report to remove all references to the accounting firm that is not properly licensed.

Issuer’s Response: The Issuer directs the staff to the revised report on pages F-3 through F-5 of the Sixth Amendment.

2.	Please have your independent accountant revise its consent (Exhibit 11.1) to include the appropriate name of the individual who audited your financial statements and refer to the appropriate date of the audit report.

Issuer’s Response: The Issuer directs the staff to the revised consent (Exhibit 11.1) from the independent auditor for the Sixth Amendment.

3.	Please revise your Form 1-A to provide disclosures regarding your change in accountants similar to those referenced in Item 4 of Form 1-U. Also, provide, as an Exhibit to the Form 1-A, the letter regarding change in certifying accountant referenced in Part III, paragraph 9 of Item 17, to Form 1-A.

Issuer’s Response: The Issuer directs the staff to the revised disclosures on page 109 and to the new Exhibit 9.1 of the Sixth Amendment that explain the change in independent auditor.

The Issuer respectfully believes that the information contained herein is responsive to the Comments. Please feel free to contact me at the above number for any questions related to this letter. We appreciate the Staff’s timely response and look forward to being able to request qualification.

Very truly yours,

/s/ Thomas Voekler
Thomas Voekler

cc:      Kelly Cobb (via electronic mail)